Exhibit 14

April 15, 2009

Mark Zesbaugh

Kona Grill, Inc.

7150 East Camelback Road

Suite 220

Scottsdale, AZ 85251

Dear Mark:

As your second largest shareholder, we are shocked and outraged at how Kona Grill continues to manipulate the terms of its financing. The Company had offered inferior non-market terms to outside shareholders in order to exclude them from a Notes Offering. The Company then secretly restructured the Notes and offered superior terms to insiders thereby giving the Chairman’s friends and family unfair access to Kona stock at a deeply discounted price that is now approximately 50 percent below the current market price. I note for the record that:

•

On Tuesday February 17th, the Company distributed a term sheet soliciting interest in Bridge Notes that would give investors highly attractive oversubscription rights in a future Rights Offering. The terms included a specific maturity date for the Notes. Several outside investors expressed an interest in investing in this security.

•	On Monday March 2nd, you personally sent me a term sheet for the Bridge Notes. This term sheet had no maturity date and no transfer rights.

•	In our conversation on Wednesday March 4, you personally reiterated to me that the Notes would have no maturity date and no transfer rights.

•	During that week, all real outside investors refused to accept these off-market terms for a non-maturing, non-transferable Note.

•

On Thursday March 5th, the Company issued Notes to a group of insiders that included the Chairman’s father. The terms granted to insiders were materially more favorable than the terms you offered to Mill Road and other outsiders. Specifically, the Special Committee approved a deal giving insiders a specified maturity date and transfer rights.

•

In your Monday March 9th filing, you actually disclosed the term sheet released to outsiders (Exhibit A of the filing) with less favorable terms than the Notes provided to insiders (Exhibit B of the filing).

As your shareholders noticed this, they sued you personally and the Company for blatantly breaching your fiduciary obligations to all shareholders (as disclosed in the amended registration statement), demanded that the Note sale be revoked, and requested the right to buy these more favorably structured securities. Over the last four weeks, the Company failed to respond publicly to any of its investors and inaccurately communicated to at least one investor that the Notes that were sold had no real maturity date.

Let’s be clear about this situation. Insiders were offered more favorable terms than outsiders. Outsiders did not participate because they did not have access to these terms. Insiders benefited from these terms in the period of great uncertainty prior to the filing of the Rights Offering and insiders are now positioned to have oversubscription rights to buy shares of Kona Grill at approximately half the current market price. The so called “corrective” filing that you quietly made on April 10th does nothing to change this reality.

Let me remind you that you are the Chairman of the Special Committee at Kona Grill and your obligation is to all shareholders, not just the Jundt family and their friends. You are personally responsible for this fiasco and we demand that you take accountability and take real “corrective” action. Specifically, Mill Road demands that you modify the Rights Offering to (i) make all the rights transferable, (ii) grant all current shareholders oversubscription rights, and (iii) strip the Notes of their attractively priced warrants. We further demand that the Company fully and fairly disclose the details of the fundraising process and the “corrective” actions taken in its next S-3A filing and appoint an independent law firm to investigate wrongdoing and ethics violations in the fundraising process.

Two Sound View Drive, Suite 300 — Greenwich, CT 06830 — (203) 987-3500

Mark, under your leadership, the Special Committee has taken actions that have caused considerable damage to the Company’s reputation for fair governance. Making the aforementioned changes would be a positive step toward rebuilding the reputation of the Company and your reputation as independent director. We strongly urge you to work with us to restore the Company’s good standing.

Yours truly,

/s/ Thomas E. Lynch
Thomas Lynch
Senior Managing Director
Mill Road Capital L.P.